Exhibit 99.1

Investor Relations Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Fourth Quarter and Full Year 2015 Results

Achieved full year revenue growth of $2.7 million

Delivered full year consumer strategic revenue(1) growth of 21 percent

Grew Hawaiian Telcom TV subscribers by 27.6 percent in 2015

Increased full year business strategic revenue(1) by 8.7 percent

HONOLULU (Tuesday, March 8, 2016) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for the fourth quarter and full year 2015.  The highlights are as follows:

•	Revenue was $99.2 million for the fourth quarter and $393.4 million for full year 2015:
▪

Consumer revenue increased 0.6 percent and 2.5 percent year-over-year for the fourth quarter and full year 2015, respectively, driven by growth in video revenue of $2.1 million and $9.9 million, respectively.

▪	Consumer strategic revenue increased 14.5 percent and 21.0 percent year-over-year for the fourth quarter and full year 2015, respectively.
▪	Added nearly 1,900 Hawaiian Telcom TV subscribers during the fourth quarter, ending 2015 with approximately 35,900 subscribers, resulting in penetration of 18.9 percent of households enabled.
▪	Fiber-enabled 7,000 households in the quarter, increasing enabled households on Oʻahu to 190,000.
▪

Business revenue increased 0.7 percent and 0.5 percent year-over-year for the fourth quarter and full year 2015, respectively, driven by growth in data services revenue of $1.9 million and $4.5 million, respectively.

▪	Business strategic revenue increased 8.7 percent year-over-year for fourth quarter and full year 2015.
•	Fourth quarter 2015 Adjusted EBITDA(2) of $29.3 million declined $1.4 million year-over-year and full year 2015 Adjusted EBITDA of $119.5 million increased $1.7 million year-over-year.
•	Generated fourth quarter 2015 net loss of $0.4 million, or $0.04 per diluted shares and full year 2015 net income of $1.1 million, or $0.10 per diluted share.
•	Selected to serve as the Southeast Asia – United States (SEA-US) undersea cable system’s primary network operating center and network administrator.

“2015 was a successful year for Hawaiian Telcom as we diligently executed our strategic plan and built momentum in our key growth areas.  Strategic investments in our fiber broadband network and next-generation services have enabled our ongoing transformation from a traditional phone company to Hawaiʻi’s technology leader,” said Scott K. Barber, Hawaiian Telcom’s president and CEO.

“Hawaiian Telcom TV continues to be the leading driver of growth in our consumer channel, pulling through Internet and driving a solid 2.5 percent growth in overall consumer revenues in 2015.    Hawaiʻi’s superior entertainment experience can now reach 190,000 households on Oʻahu, majority of which are fiber-to-the-home and can receive the market-leading 1 Gbps Internet speed.

“Our business channel also achieved year-over-year growth in 2015, led by a 10 percent increase in data services revenue, which includes growth in Dedicated Internet Access, Ethernet and other IP-based services, Internet, and hosted voice.  In 2015, we fiber GPON-enabled 2,900 targeted business addresses, providing them access to our ultrafast 1 Gbps fiber Internet service.  GPON sales so far have exceeded our expectation and we believe this to be a significant growth opportunity for us in the coming years.

“In the wholesale channel, we now have 455 fiber-to-the-tower (FTTT) cell sites completed and another 45 sites under contract to build.  Future-proofed with fiber, bandwidth to these cell sites are easily increased to provide wireless carriers more capacity, which can drive meaningful increase in revenue over time.

“In 2016, we will continue to invest in our next-generation fiber network, expanding the availability of Hawaiian Telcom TV to more households on Oʻahu, utilizing Connect America Fund II to extend and enhance broadband service to unserved homes on the neighbor islands, building fiber to more cell sites and targeting more business locations with fiber GPON services, along with upgrading our copper network and systems to enhance service offerings and improve customer service.  We will continue to focus on driving deeper penetration and increasing our shares of video, broadband, data center and cloud-based services, as well as monetizing excess capacity on the SEA-US undersea cable system.

We have laid a solid foundation for growth and are confident in our team’s ability to execute our strategic plan with the ultimate goal of increasing shareholder value,” concluded Barber.

Fourth Quarter 2015 Results

Fourth quarter revenue was $99.2 million, compared to $99.6 million in the fourth quarter of 2014.  Revenue growth in the quarter was mainly driven by growth in consumer video and business data services.  This growth was offset by the impact of a 10.3 percent decline in consumer voice access lines and 4.3 percent decline in business voice access lines, as well as lower equipment sales from SystemMetrics.  Adjusted EBITDA was $29.3 million, a decrease of $1.4 million year-over-year, primarily due to approximately $1.4 million increase in overtime and contractor costs for the repair work related to the record-breaking rain experienced in the second half of last year.

For the fourth quarter, the Company generated net loss of $0.4 million, or $0.04 per diluted share, compared to net income of $2.0 million, or $0.19 per diluted share in the fourth quarter of 2014.  The decrease was primarily due to a $1.7 million non-cash pension expense related to employee retirements in the quarter, and a $1.4 million anticipated year-over-year increase in depreciation and amortization as a result of continued investments made to the Company’s broadband fiber network.

Consumer Revenue

Fourth quarter consumer revenue totaled $36.3 million, up 0.6 percent year-over-year driven by solid revenue growth from Hawaiian Telcom TV and Internet services.  Consumer strategic revenue increased 14.5 percent year-over-year and now represents 48 percent of total consumer revenue, up from 42 percent in the same period a year ago, and 33 percent in the same period two years ago.

Video services revenue was $9.2 million for the quarter, up 30.3 percent from $7.1 million in the same period a year ago, driven by the addition of approximately 7,800 subscribers in 2015, ending the year with approximately 35,900 subscribers in service.  Hawaiian Telcom TV average revenue per user grew 0.5 percent year-over-year.  During the quarter, 7,000 additional households were fiber-enabled, increasing the total number of households enabled to 190,000 with 60 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom

TV penetration of households enabled increased to approximately 18.9 percent at the end of 2015, up from 17.6 percent at the end of 2014.

Internet services revenue also improved from the same period a year ago, led by the increase in subscribers and customers’ adoption of higher speed offerings.  The Company ended 2015 with approximately 93,000 Internet subscribers.  The number of customers on 21 Mbps to 1 Gbps speeds increased by more than 30 percent over the last year and more than doubled over the last two years.  As of December 31, 2015, approximately 94 percent of all video subscribers had double- or triple-play bundles with Internet.  Revenue increases from video and Internet continued to more than offset the year-over-year decline in consumer legacy voice services.

Business Revenue

Fourth quarter business revenue totaled $44.4 million, up 0.7 percent from fourth quarter 2014, driven by strong growth in data services, and equipment and managed services.  Data services revenue, which includes Dedicated Internet Access, Ethernet and other business data services, Internet and BVoIP, increased 16.6 percent year-over-year.  Business data and BVoIP lines also achieved solid performance in 2015, growing 2.5 percent and 29.9 percent, respectively, ending the year with approximately 20,100 lines and 16,700 lines, respectively.

Increasing customer demand for higher bandwidth services and integrated communications solutions drove fourth quarter business strategic revenue growth to 8.7 percent year-over-year and now represents 36 percent of total business revenue, compared to 33 percent in the same period a year ago, and 29 percent in the same period two years ago.  Revenue increases from business strategic services and equipment and managed services more than offset the year-over-year decline in business legacy voice services.

Wholesale Revenue

Fourth quarter wholesale revenue was $14.1 million, compared to $14.7 million in fourth quarter 2014.  The decline was due to one-time charges in the fourth quarter of 2014, as well as the effect of selected wireless carriers during the year disconnecting lower bandwidth legacy circuits on month-to-month rates and moving to more efficient fiber-based, higher bandwidth Ethernet circuits on multi-year contracts.

Operating Expenses

Operating expenses, exclusive of depreciation and amortization, non-cash stock compensation, SystemMetrics earn-out and other non-recurring charges, increased 1.4 percent to $69.9 million in the fourth quarter.  The increase was primarily due to higher direct cost of services related to video as well as higher overtime and contractor costs for the repair work related to the record-breaking rain experienced in the second half of last year.  These increases were partially offset by lower electricity rates and usage.

Adjusted EBITDA

Excluding the $1.4 million increase in overtime and contractor costs for the rain-related repair work, Adjusted EBITDA for fourth quarter 2015 would have been consistent with the same period a year ago.

Full Year 2015 Results

Revenue was $393.4 million, up 0.7 percent compared to $390.7 million for the prior year.  Adjusted EBITDA was $119.5 million, a 1.5 percent increase compared to $117.8 million in 2014.

Net income for the full year 2015 was $1.1 million, or $0.10 per diluted share, compared with net income for the full year 2014 of $8.1 million, or $0.72 per diluted share.  The decrease was primarily due to an $8.1 million non-cash pension expense related to a large number of employee retirements during the year, and a $9.9 million anticipated year-over-year increase in depreciation and amortization as a result of significant investments made to the Company’s broadband fiber network.

For the full year 2015, capital expenditures totaled $99.0 million with 87 percent directed towards growth and expansion initiatives, compared to 2014 total capital expenditures of $96.7 million.  The increase in total capital expenditures is primarily due to SEA-US payments and success-based spending to support the growth of the Company’s next-generation services, including the large government agency contract serving 250 locations that the Company was awarded in 2015.

At the end of 2015, the Company had $30.3 million in cash and cash equivalents compared to $39.9 million at the end of 2014.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures, as well as temporary uses of working capital.  Net Debt(3) was $255.7 million, resulting in a Net Leverage Ratio(4) as of December 31, 2015 of 2.1x.

Conference Call

The Company will host a conference call to discuss its fourth quarter and full year 2015 results at 9:00 a.m. (Hawaii Time), or 2:00 p.m. (Eastern Time) on Tuesday, March 8, 2016.

To access the call, participants should dial (877) 788-4718 (US/Canada), or (530) 379-4725 (International) ten minutes prior to the start of the call and provide passcode 44306480.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 11:59 p.m. (Eastern Time) March 15, 2016.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 44306480.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA) and Net Debt. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA and Net Debt to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2015 Annual Report on Form 10-K. The information contained in this release is as of March 8, 2016. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.  Business strategic revenue, as defined by the Company, includes data services and data center services revenues.  Data services include Dedicated Internet Access, Ethernet and other business data services, business Internet, and BVoIP.  Data center services include physical colocation, virtual colocation, network services, security, cloud services, and various related telephony services.

(2)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of adjusted Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)    In the fourth quarter 2015, we revised the presentation of volume information and operating revenue to provide more meaningful information.  Prior period information has been revised to reflect the current presentation.  Total revenue has not changed from that previously reported but the classification by channel has been modified and we now present product information by channel as well.

(6)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	For the Year Ended December 31,
	2015	2014	2013
Operating revenues	$393,413	$390,739	$391,150
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	162,474	166,280	163,749
Selling, general and administrative	123,798	115,974	114,875
Gain on sale of property	—	—	(6,546)
Depreciation and amortization	87,879	78,014	77,301
Total operating expenses	374,151	360,268	349,379
Operating income	19,262	30,471	41,771
Other income (expense):
Interest expense	(16,786)	(16,496)	(18,875)
Loss on early extinguishment of debt	—	—	(3,660)
Interest income and other	(19)	34	34
Total other expense	(16,805)	(16,462)	(22,501)
Income before income tax provision	2,457	14,009	19,270
Income tax provision	1,357	5,910	8,782
Net income	$1,100	$8,099	$10,488
Net income per common share -
Basic	$0.10	$0.76	$1.01
Diluted	$0.10	$0.72	$0.95
Weighted average shares used to compute net income per common share -
Basic	10,977,341	10,591,351	10,337,339
Diluted	11,386,303	11,308,051	11,093,931

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	December 31,
	2015	2014
Assets
Current assets
Cash and cash equivalents	$30,312	$39,885
Receivables, net	32,736	32,662
Material and supplies	8,499	9,337
Prepaid expenses	4,068	3,598
Other current assets	2,102	3,481
Total current assets	77,717	88,963
Property, plant and equipment, net	579,107	565,956
Intangible assets, net	34,828	37,328
Goodwill	12,104	12,104
Deferred income taxes, net	89,896	88,466
Other assets	6,043	3,907
Total assets	$799,695	$796,724
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	44,841	50,499
Accrued expenses	14,491	19,399
Advance billings and customer deposits	17,551	14,686
Other current liabilities	5,932	6,790
Total current liabilities	85,815	94,374
Long-term debt	283,046	284,179
Employee benefit obligations	104,597	99,366
Other liabilities	18,538	14,271
Total liabilities	491,996	492,190
Commitments and contingencies (Note 14)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,466,398 and 10,673,292 shares issued and outstanding at December 31, 2015 and 2014, respectively	115	107
Additional paid-in capital	178,019	170,521
Accumulated other comprehensive loss	(29,388)	(23,947)
Retained earnings	158,953	157,853
Total stockholders’ equity	307,699	304,534
Total liabilities and stockholders’ equity	$799,695	$796,724

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	For the Year Ended
	December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$1,100	$8,099	$10,488
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	87,879	78,014	77,301
Deferred financing amortization	1,922	1,855	1,813
Loss on early extinguishment of debt	—	—	3,660
Gain on sale of property	—	—	(6,546)
Employee retirement benefits	(3,634)	(12,078)	(13,224)
Provision for uncollectible receivables	3,648	3,590	3,455
Stock based compensation	1,584	4,174	2,736
Deferred income taxes	1,958	6,851	9,617
Changes in operating assets and liabilities:
Receivables	(3,722)	(1,731)	(3,409)
Material and supplies	838	(386)	(4,587)
Prepaid expenses and other current assets	9	(504)	456
Accounts payable and accrued expenses	(9,973)	3,882	(6,518)
Advance billings and customer deposits	5,065	(1,436)	138
Other current liabilities	(759)	(296)	812
Other	1,006	369	769
Net cash provided by operating activities	86,921	90,403	76,961
Cash flows from investing activities:
Capital expenditures	(99,034)	(96,706)	(86,290)
Funds released from restricted cash account	400	—	—
Acquisitions, net of cash acquired	—	—	(11,858)
Proceeds on sale of property	—	—	13,118
Proceeds on sale of investments	805	—	—
Net cash used in investing activities	(97,829)	(96,706)	(85,030)
Cash flows from financing activities:
Repayment of debt including premium	(3,000)	(3,000)	(303,083)
Proceeds from borrowing	—	—	298,500
Proceeds from exercise of warrant	6,870	—	—
Proceeds from installment financing	2,780	4,336	—
Repayment of capital lease and installment financing	(4,217)	(3,179)	(542)
Refinancing costs	(150)	—	(3,442)
Taxes paid related to net share settlement of equity awards	(948)	(1,520)	(806)
Net cash provided by (used in) financing activities	1,335	(3,363)	(9,373)
Net change in cash and cash equivalents	(9,573)	(9,666)	(17,442)
Cash and cash equivalents, beginning of period	39,885	49,551	66,993
Cash and cash equivalents, end of period	$30,312	$39,885	$49,551

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (5)

(Unaudited, dollars in thousands)

	For the Year Ended
	December 31,		Change
	2015	2014	Amount	Percentage
Business
Data services	$49,327	$44,832	$4,495	10.0%
Voice services	93,722	98,936	(5,214)	(5.3)%
Data center services	11,094	10,737	357	3.3%
Equipment and managed services	20,546	19,324	1,222	6.3%
	174,689	173,829	860	0.5%
Consumer
Video services	33,666	23,810	9,856	41.4%
Internet services	32,687	31,024	1,663	5.4%
Voice services	79,273	87,263	(7,990)	(9.2)%
	145,626	142,097	3,529	2.5%
Wholesale carrier data	56,430	57,771	(1,341)	(2.3)%
Other	16,668	17,042	(374)	(2.2)%
	$393,413	$390,739	$2,674	0.7%

	For the Year Ended
	December 31,		Change
	2014	2013	Amount	Percentage
Business
Data services	$44,832	$41,833	$2,999	7.2%
Voice services	98,936	104,290	(5,354)	(5.1)%
Data center services	10,737	2,188	8,549	390.7%
Equipment and managed services	19,324	26,994	(7,670)	(28.4)%
	173,829	175,305	(1,476)	(0.8)%
Consumer
Video services	23,810	13,012	10,798	83.0%
Internet services	31,024	27,888	3,136	11.2%
Voice services	87,263	95,315	(8,052)	(8.4)%
	142,097	136,215	5,882	4.3%
Wholesale carrier data	57,771	59,529	(1,758)	(3.0)%
Other	17,042	20,101	(3,059)	(15.2)%
	$390,739	$391,150	$(411)	(0.1)%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
Net income (loss)	$(435)	$1,976	$1,100	$8,099
Income tax provision	153	1,755	1,357	5,910
Interest expense and other income and expense, net	4,169	4,088	16,805	16,462
Depreciation and amortization	22,107	20,693	87,879	78,014
EBITDA	25,994	28,512	107,141	108,485
Non-cash stock compensation	497	1,108	1,584	4,174
SystemMetrics earn-out	64	272	258	1,087
Non-recurring costs	1,045	402	2,464	2,448
Pension settlement loss	1,722	—	8,088	—
Severance costs	—	197	—	197
Wavecom integration costs	—	87	—	339
Storm Iselle costs	—	134	—	1,077
Adjusted EBITDA	$29,322	$30,712	$119,535	$117,807

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow (6)

(Unaudited, dollars in thousands)

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2015	2014	2015	2014
Adjusted EBITDA	$29,322	$30,712	$119,535	$117,807
Cash interest expense	(4,944)	(3,634)	(16,178)	(14,667)
Capital expenditures	(22,302)	(20,232)	(99,034)	(96,706)
Levered Free Cash Flow	$2,076	$6,846	$4,323	$6,434

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of December 31, 2015	$286,046
Less cash on hand	(30,312)
Total Net Debt as of December 31, 2015	$255,734

LTM Adjusted EBITDA as of December 31, 2015	$119,535
Net Leverage Ratio as of December 31, 2015	2.1	x

Hawaiian Telcom Holdco, Inc.

Volume Information (5)

(Unaudited)

				2015 vs 2014		2014 vs 2013
	December 31,			Change		Change
	2015	2014	2013	Number	Percentage	Number	Percentage
Business
Data lines*	20,081	19,589	19,320	492	2.5%	269	1.4%
BVoIP lines	16,749	12,898	9,517	3,851	29.9%	3,381	35.5%
Voice access lines	168,058	175,636	183,510	(7,578)	(4.3)%	(7,874)	(4.3)%

Consumer
Video subscribers	35,876	28,124	18,393	7,752	27.6%	9,731	52.9%
Internet lines	93,002	92,875	91,437	127	0.1%	1,438	1.6%
Voice access lines	151,996	169,488	186,415	(17,492)	(10.3)%	(16,927)	(9.1)%
Homes enabled for video	190,000	160,000	120,000	30,000	18.8%	40,000	33.3%

*  Business data lines represent digital subscriber lines used to provide Internet services.